RE
4-1-02



# SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549



## FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Second Report
for the month of April 2002



## ELBIT SYSTEMS LTD.

(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒



Exhibit index on pg 4

Attached hereto as Exhibit 1 and incorporated by reference herein is the registrant's press release dated April 8, 2002 announcing that the registrant is negotiating with Koor Industries Ltd. for the purchase of 24-30% of the shares of Elisra Electronic Systems Ltd., a wholly owned subsidiary of Koor Industries Ltd.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: A. Tal
Arie Tal
Corporate Secretary

Dated: April 8, 2002

## EXHIBIT INDEX

| Exhibit Number | Description | Page Number |
|---|---|---|
| 1. | Press release dated April 8, 2002 | 6 |

**EXHIBIT 1**

**ELBIT SYSTEMS IN ADVANCED NEGOTIATIONS WITH KOOR INDUSTRIES LTD. FOR THE PURCHASE OF 24-30% OF ELISRA ELECTRONIC SYSTEMS**

Haifa, Israel, April 8, 2002 - Elbit Systems Ltd. (the "Company") (NasdaqNM:ESLT), the international defense electronics company, announced today that it is in advanced negotiations with Koor Industries Ltd. (NYSE: KOR) for the purchase of 24-30% of the shares of Elisra Electronic Systems Ltd.("Elisra"), wholly owned by Koor, based on a company value of over $300 million.

The parties have signed a non-binding term-sheet, and a definitive agreement is expected to be signed by the end of May 2002. The definitive agreement is subject to due diligence, completion of negotiations and receipt of the necessary approvals.

Elisra is a defense electronics company, a leader in the area of Electronic Warfare suites for combat aircraft and a supplier of advanced solutions for air, ground and naval applications. Elisra's holdings include Tadiran Electronic Systems, Spectralink and 46% of BVR Systems (Nasdaq: BVRS).

About Elbit Systems Ltd. Elbit Systems Ltd. is engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control and communications ($C^3$) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbit.co.il

Contact:
Arie Tal, Corporate Secretary Kimberly Storin
Ilan Pacholder, VP Finance Marilena LaRosa
Elbit Systems Ltd The Anne McBride Company
Tel: 972-4-831-6632 212-983-1702
kstorin@annemcbride.com
mlarosa@annemcbride.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.